SEC 1746 (11-02)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*


GEHl COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368483103
(CUSIP Number)

Edgar Rainer
Neuson Baumaschinen GmbH
Haidfeldstrasse 37
A-4060 Leonding
Austria
EUROPE
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2003
(Date of Event which Requires Filing of this Statement)

CUSIP No. 368483103


1.
Names of Reporting Persons. I.R.S.
Identification Nos. of above persons (entities only).


NEUSON BAUMASCHINEN GMBH


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)
X


3.
SEC Use Only


4.
Source of Funds (See Instructions) WC


5.
Check if Disclosure of Legal
Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Austria

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power 766349 shares of common stock



8.
Shared Voting Power



9.
Sole Dispositive Power 766349 shares of common stock



10.
Shared Dispositive Power


11.
Aggregate Amount Beneficially Owned by Each Reporting Person 766349


12.
Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)


13.
Percent of Class Represented by Amount in Row (11)


14.
Type of Reporting Person (See Instructions)
CO




Item 1.
Security and Issuer
This statement relates to shares of the common stock, $0.10 par value per share, of GEHL Company (the Shares).
The principal executive offices of GEHL company are located at 143 Water Street, West Bend, WI 53095

Item 2.
Identity and Background


(a)
Name of Persons filing: 1, NEUSON BAUMASCHINEN GMBH / 2, PIN Privatstiftung

(b)
Residence or business address: 1, Haidfeldstrasse 37, A-4060 Leonding, Austria / 2, Gaisbergerstrasse 52, A-4031 Linz, Austria

(c)
Citizenship: 1, Corporation organized under the laws of Austria /
2, Foundation organized under the laws of Austria
This statement is being filed jointly by NEUSON Baumaschinen GMBH and its shareholder PIN (hereinafter referred to as the reporting persons). The reporting persons do not admit that they constitute a group.

(d)
During the last five years, none of the Reporting Persons, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds or Other Consideration
NEUSON Baumaschinen Gmbh owns an aggregate of 766349 shares, which were purchased for cash.
Working capital was used to purchase such shares, and no part of the purchase price was represented by borrowed funds.

Item 4.
Purpose of Transaction


The Reporting Persons have disposed of their 766349 Shares by the means of stock-transfer to its parent company and principal shareholder NEUSON KRAMER BAUMASCHINEN AG
(which owns 85% of NEUSON Baumaschinen GMBH).
Result: The existing rights to the stocks are transferred from daughter to parent company.

Item 5.
Interest in Securities of the Issuer

(a)
NEUSON Baumaschinen GmbH has disposed
(transfer to parent company Neuson Kramer Baumaschinen AG) of its 766349 shares, representing approx. 14,5% of the issued and outstanding stock of GEHL, based on the Issuer having issued and outstanding 5331835 shares of common stock.

(b)
Neuson Baumaschinen GMBH has transferred its sole voting and dispositive power with respect to the 766349 shares to NEUSON Kramer Baumaschinen AG

(c)
Other than as reported herein, the Reporting Persons have not conducted any transaction in the shares in the past 60 days.

(d)
none

(e)
Nov 19th 2003

Item 6.
Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer
None

Item 7.
Material to Be Filed as Exhibits
n/a
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Nov, 19, 2003
Date

NEUSON BAUMASCHINEN GMBH

Kurt Helletzgruber                               Johannes Neunteufel
Signature

Kurt Helletzgruber / CEO                    Johannes Neunteufel/ CEO
Name/Title

Nov, 19, 2003
Date

PIN Privatstiftung

Kurt Helletzgruber                              Rudolf Schachner
Signature

Kurt Helletzgruber / CEO                    Rudolf Schachner/ CEO
Name/Title